UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 7, 2006

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Act: 1934
Section:
Rule: 14A8
Public
Availability: 3/7/2006

Re: DPL Inc.
Incoming letter dated February 10, 2006

Dear Mr. Block:

This is in response to your letter dated February 10, 2006 concerning the shareholder proposal submitted to DPL by Donald Moberly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

787250

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rule 14a-8(e)(2)

February 10, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is excluded from the Company's proxy statement for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 26, 2006. A copy of the proposal is attached hereto. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to Donald Moberly to notify him of the Company's intention to omit his proposal from the Proxy Statement.

A. Factual Background

On February 9, 2006, the Company received a shareholder proposal from Donald Moberly. The proposal reads as follows:

> "Hereafter all executive bonuses and salary increases must be based on performance."

Mr. Moberly also included a supporting statement. Mr. Moberly's full letter is attached hereto as Exhibit A.

Dennis J. Block Tel 212 504 5555 Fax 212 504 5557 dennis.block@cwt.com

B. Reason for Omission

Failure to Timely Submit the Proposal in Violation of Rule 14a-8(e)

Pursuant to Rule 14a-8(e)(2), shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy materials for its 2005 Annual Meeting were dated and mailed to shareholders on March 24, 2005. Accordingly, the deadline for submitting proposals for inclusion in the Proxy Statement was November 22, 2005. This deadline was clearly set forth in the 2005 proxy materials in accordance with Rule 14a-5(e).

The Company did not receive Mr. Moberly's proposal until February 9, 2006. The proposal was therefore not timely received and may be excluded from the Proxy Statement in accordance with Rule 14a-8(e). The Staff has previously granted no-action relief with respect to the omission of a proposal when a shareholder has failed to meet the deadline for submitting proposals as required by Rule 14a-8(e). *See* Wendy's Intl., Inc. (available January 6, 2003), Warwick Valley Telephone Co. (available February 28, 2003) and Coca-Cola Co. (available December 27, 2002)

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, Rule 14a-8(f) provides that if a shareholder misses a properly determined deadline, then the company need not provide such shareholder with an opportunity to cure. The Company has therefore not sent a letter to Mr. Moberly notifying him of the procedural deficiency, but the Company has delivered to him a copy of this letter.

C. Waiver of 80-Day Period

Rule 14a-8(j)(1) requires a registrant to file with the Commission its reasons for excluding a proposal no later than eighty (80) calendar days before it files its definitive proxy statement with the Commission unless good cause for missing the deadline is demonstrated. The Company intends to file its definitive Proxy Statement on or about March 10, 2006. The Company did not receive Mr. Moberly's shareholder proposal until February 9, 2006, however. Accordingly, the Company seeks a waiver of the 80-day requirement to the extent necessary for this letter to be deemed to have been timely filed under Rule 14a-8(j).

Request

Based on the foregoing, the Company believes that it may omit Mr. Moberly's shareholder proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the proposal is omitted from the Proxy Statement. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: James V. Mahoney
Robert D. Biggs
Arthur G. Meyer
Donald Moberly

Exhibit A

(see next page)

(1)

Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

FEB 0 9 2006

1308 Fairway Ct.
Miamisburg Ohio 45342
Feb. 6 /2006

D.P.+L. Co.

I Donald Moberly, owner of 10,800 shares of D.P.+L. common stock (more than 5000 shares owned for more than 10 years and will continue ownership for next 5 years) submit the following shareholder Proposal.

(Hereafter all executive bonuses and salary increases must be based on performance.)

I realize the Co will claim, bonuses have always been based on performance, but your actions certainly don't show this to be true,

In the not too distant past we saw Forester, Koziar, an Muhlenkamp recieve millions of dollars in bonuses, three months before they were fired.

More recently Mr. Biggs was given $500 000 bonus for a job well done in selling

off the secret Billion dollar fund of Pete Forrester.
Sold at a $7 000 000. loss.
He was also given a 100% pay increase retroactive to the previous year.
This resulted in our stock price dropping from $28.00 to $74.00 in next five days.
For 17 consecutive years, dividends were raised each year.
For the past seven years since ceasing to increase dividends, Co. proffits have increased more than 12% per year.
The 1¢ per share per quarter is an insult.
You sold half of the company (Gas division) for $426 million and the shareholders got 0.
The ripoffs must stop, its time the owners (shareholders got a fair share of profits.
In 2000 DP&L stock was $33.00, today $25.60 yet the Bonuses keep going.

(3)

Bonuses should only be given for increasing the value of the stock + or increasing dividends. Their financial increases should be in direct proportion to what they have done for the shareholders.

BENCHMARK FOR BONUS

Its time for the board to be responsible to the shareholders.

Stock listed
Donald Moberly & Flora M Moberly TR
Moberly family revocable living trust U/A 11-02-99
1308 Fairway Ct.
Miamisburg Ohio 45342-3320

Previously listed as Donald Moberly + Flora M Moberly joint tenants ~~WR~~ ROS.

Sincerely
Donald Moberly

Donald Moberly
1308 Fairway Ct.
Miamisburg, OH 45342-3320

DAYTON OH 454
07 FEB 2006 PM 1 L

Corporate Secretary
Dayton Power & Light Co.
1065 Woodman Dr.
Dayton, Ohio 45432

45432+1423

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: DPL Inc.
Incoming letter dated February 10, 2006

The proposal relates to compensation.

There appears to be some basis for your view that DPL may exclude the proposal under rule 14a-8(e)(2) because DPL received it after the deadline for submitting proposals. We note in particular your representation that DPL did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if DPL omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that DPL did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant DPL's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel